UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 5)


                            HYDRON TECHNOLOGIES, INC.
                            -------------------------
                                (Name of Issuer)


                     Common Stock, par value $.01 per share
                     --------------------------------------
                         (Title of Class of Securities)


                                 449020-10-6000
                                 --------------
                                 (CUSIP Number)

Richard Banakus                          William A. Lauby
82 Verissimo Drive                       Hydron Technologies, Inc.
Novato, California 94947                 2201 West Sample Road, Bldg 9, Suite 7B
(415) 897-9167                           Pompano Beach, FL 33073
                                         (954) 861-6400
--------------------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)


                                October 15, 2003
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box [ ].


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                                  SCHEDULE 13D

CUSIP NO. 449020-10-6000
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   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
         RICHARD BANAKUS (SOCIAL SECURITY NO. ###-##-####)

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   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)   [ ]
         -----------------------------------------------------------------------

         -----------------------------------------------------------------------
                                                                     (b)   [ ]
         -----------------------------------------------------------------------

         -----------------------------------------------------------------------

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   3     SEC USE ONLY


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   4     SOURCE OF FUNDS*
         PF
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   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                [ ]
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   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         UNITED STATES
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                                        7    SOLE VOTING POWER        3,488,500
              NUMBER OF                      (see items 3 and 5)
               SHARES                  -----------------------------------------
            BENEFICIALLY
              OWNED BY                  8    SHARED VOTING POWER              0
                EACH                   -----------------------------------------
              REPORTING                 9    SOLE DISPOSITIVE POWER   3,488,500
               PERSON                        (see items 3 and 5)
                WITH                   -----------------------------------------

                                        10   SHARED DISPOSITIVE POWER         0
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  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         (see items 3 and 5)                                          3,488,500
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  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                           [ ]
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  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         (see items 3 and 5)                                              33.4%
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  14     TYPE OF REPORTING PERSON*
                                                                            IN
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION.

Item 1.  Security and Issuer

This Amendment No. 5 to the Statement on Schedule 13D (as defined below) amends and supplements the Statement on Schedule 13D (originally filed on January 13, 1998), relating to the event date of October 15, 2003 (as so amended and supplemented, the "Schedule13D") by the Reporting Person relating to the common stock, par value $.01 per share (the "Common Stock") of Hydron Technologies, Inc., a New York corporation (the "Issuer"). The address of the principal executive office of the Issuer is 2201 West Sample Road, Building 9, Suite 7B, Pompano Beach, Florida 33073.

Item 3.  Source and Amount of Funds and Other Consideration

Item 3 of the Schedule 13D is hereby amended to add new paragraphs at the end thereof as follows:

The Reporting Person provided $100,000 of personal funds as an investment in Private Placement Financing of the Company. The Company's Private Placement Financing offered investors Units comprised of one share of Common Stock and a Warrant to purchase one share of Common Stock exercisable in whole or in part at any time or from time to time for a five year period ending on the fifth anniversary of the date of the closing of the offering at an exercise price of $1.00 per share. The purchase price of the Unit is $0.50.

Item 4.  Purpose of the Transaction

Item 4 of the Schedule 13D is hereby amended to read in its entirety as follows:

The Reporting Person acquired the shares of Common Stock and Warrants for purposes of investment. The Reporting Person may acquire additional shares of Common Stock, from time to time, in open market transactions or in privately negotiated transactions, or through the exercise of options, warrants, or other derivative securities. The Reporting Person may also sell shares of Common Stock based on market conditions and other conditions, which the Reporting Person may deem relevant.

Item 5.  Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended to add a new paragraph at the end to read as follows:

Following completion of the Subscription, the Reporting Person owned 1,790,000 shares of the 8,820,136 outstanding shares of common stock of the Issuer, (approximately 20.3% of the total outstanding shares) and had the right to acquire an additional 1,698,500 shares, bringing the Reporting Person's beneficial ownership of shares to 3,488,500 shares (approximately 33.4%).

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Reporting Person, Chairman and CEO of the Issuer, entered into the Subscription Agreement with the Issuer on October 15, 2003. Pursuant to the Subscription Agreement, the reporting person acquired 200,000 Units for an aggregate purchase price of $100,000 as part of a Private Placement of Units to a limited number of accredited investors in a transaction exempt from registration under the Securities Act of 1933, as amended. A copy of the Subscription Agreement is file as Exhibit A hereto and incorporated herein and made a part hereof. The foregoing description of the Subscription Agreement is qualified in its entirety by reference to the copy of the Subscription Agreement attached.

Item 7.  Materials to be Filed as Exhibits

Description of Exhibit                                               Exhibit No.
----------------------                                               -----------

Investment Letter and Subscription Agreement dated
September 3, 2003                                                         A

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

                                   SIGNATURES

After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November ___, 2003


/s/ RICHARD BANAKUS
------------------------------
Richard Banakus

EXHIBIT INDEX


Description of Exhibit                                  Exhibit No.     Page No.
----------------------                                  -----------     --------

Investment Letter and Subscription Agreement dated
September 3, 2003                                            A              6

September 3, 2003



Hydron Technologies, Inc.
2201 West Sample Road
Building 9, Suite 7B
Pompano Beach FL 33073
Attn: Mr. William A. Lauby
      Chief Financial Officer

Re:      Subscription Agreement
         ----------------------

Ladies and Gentlemen:

1.1 The Offering. The undersigned ("Subscriber") understands that Hydron Technologies, Inc., a New York corporation (the "Company"), is offering for purchase (the "Offering") on a limited and private basis to "accredited investors," as such term is defined in Rule 501(a) under the Securities Act of 1933, as amended (the "Securities Act"), up to ___________ units ("Units") (each a "Unit" and collectively, the "Units"), comprised of (i) one (1) share (each a "Share" and collectively, the "Shares") of its Common Stock, $.01 par value per share (the "Common Stock"), and (ii) a warrant to purchase one (1) share of Common Stock (each a "Warrant" and collectively, the "Warrants"), exercisable in whole or in part at any time or from time to time, for a five-year period ending on the fifth anniversary of the date of the closing of the Offering (the "Closing Date") at an exercise price of $1.00 per share. The purchase price for each Unit shall be $0.50 and the maximum aggregate proceeds if all Units being offered are purchased is $2,000,000. The offering period for the Offering will commence on the date of this subscription agreement (the "Subscription Agreement") and will end on September 30, 2003 at 5:00 P.M (unless extended by the Company for up to ninety (90) additional days or earlier terminated by reason of sale of the full offering amount or otherwise (the "Offering Period"). Subscribers must make a minimum investment of Fifty Thousand Dollars ($50,000) (100,000 Units), subject to waiver by the Company in its sole discretion (the "Minimum Commitment"). Investors may subscribe for Units in excess of the Minimum Commitment.

1.2 Minimum Offering Condition. The Company will accept or reject subscriptions for Units and will schedule one or more closings of the purchase and sale of Units after 1,500,000 Units having a minimum aggregate purchase price of $750,000 (the "Minimum Amount") have been accepted. Subscription proceeds will be held in escrow, pursuant to the Company's Escrow Agreement with the law firm of Ruden, McClosky, Smith, Schuster & Russell, P.A. dated as of September 15, 2003 (the "Escrow Agreement"), a copy of which is attached as Exhibit A hereto, and will only be released to the Company if the Company receives and accepts subscriptions for the Minimum Amount ("Minimum Offering Condition"). By execution of this Subscription Agreement, each Subscriber agrees to be bound by the terms of the Escrow Agreement.

1.3 Closings. The Company will accept subscriptions for Units once the Minimum Offering Condition is satisfied. Closings of sales of Units following satisfaction of the Minimum Offering Condition will occur periodically on a business day during the Offering Period that is designated by the Company, in its sole discretion. The final closing will occur not more than thirty (30) days following the end of the Offering Period or earlier termination of the Offering if all the Units have been sold. You will be notified of the satisfaction or failure of the Minimum Offering Condition, the acceptance or rejection in whole or part of your subscription and, if your subscription is accepted in whole or part and the Minimum Offering Condition is satisfied, the date of closing by notice in writing.

1.4 Issuance of Certificates. Following the closing of a purchase of Units, the Company will issue to the undersigned certificates representing (i) such number of fully-paid, validly issued and non-assessable shares of the Common Stock of the Company and (ii) a Warrant representing the right to purchase such number of shares of Common Stock as are included in the number of Units accepted by the Company.

1.5 Securities Law Issues. None of the Units, the Shares, the Warrants or the Warrant Shares (collectively, the "Securities") has been registered under the Securities Act, nor any applicable state securities or "blue sky" laws. This Offering is being made in reliance on Rule 506 of Regulation D under the Securities Act, which pertains to private placements of securities, and/or Regulation S under the Securities Act, which pertains to offerings to "non-U.S. persons" in transactions occurring outside of the United States. Subscribers for Units are required to make certain representations on which the Company will rely in connection with these safe harbors from the registration requirements of the Securities Act.

2.1 Subscription for Units. Subscriber hereby subscribes to purchase the number of Units set forth on the signature page of this Subscription Agreement.

2.2 Payment of Purchase Price. The aggregate purchase price for the Units subscribed as set forth on the signature page is hereby tendered herewith by (x) delivery of a check payable to "Hydron Technologies, Inc." or (y) confirmation of a wire transfer to the Company of immediately available funds through the United States Federal Reserve System.

3.1 PRIVATE PLACEMENT. THE OFFER AND SALE OF THE UNITS, COMPRISED OF THE SHARES, THE WARRANTS AND THE SHARES OF COMMON STOCK ISSUABLE UPON EXERCISE OF THE WARRANTS (COLLECTIVELY, THE "SECURITIES"), HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT, OR ANY STATE SECURITIES OR "BLUE SKY" LAWS (COLLECTIVELY, "SECURITIES LAWS"), AND THE SECURITIES ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES LAWS. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION, ANY STATE SECURITIES COMMISSION OR ANY OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON OR ENDORSED THE MERITS OF THE OFFER AND SALE OF THE SECURITIES OR THE ACCURACY OR ADEQUACY OF ANY INFORMATION PROVIDED TO THE SUBSCRIBER. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

3.2 RELIANCE BY COMPANY. THE SUBSCRIBER RECOGNIZES AND ACKNOWLEDGES THAT THE RELIANCE BY THE COMPANY AND ITS OFFICERS AND DIRECTORS UPON SUCH EXEMPTIONS FROM REGISTRATION ARE, IN PART, BASED UPON THE ACCURACY OF THE REPRESENTATIONS AND AGREEMENTS OF THE SUBSCRIBER SET FORTH IN THIS SUBSCRIPTION AGREEMENT.

4. Representations and Warranties of the Subscriber. The undersigned acknowledges, represents and warrants to, and agrees with, the Company as follows:

         a. The undersigned has adequate means of providing for current needs and possible contingencies, and anticipates no need now or in the foreseeable future to sell the Securities;

         b. The undersigned has such knowledge and experience in financial and business matters that makes the undersigned capable of evaluating the merits and risks of investment in the Company and of making an informed investment decision;

         c. The undersigned is aware that no federal or state agency has passed upon the Units or any of the Securities or made any finding or determination concerning the fairness of this investment;

         d. The undersigned has had an opportunity to ask questions of and receive answers from representatives of the Company, concerning the terms and conditions of this investment, and all such questions have been answered to the full satisfaction of the undersigned. Such representatives have not, however, rendered any investment advice to the undersigned with respect to the suitability of an investment in the Units;

         e. The Units for which the undersigned hereby subscribes, the Shares, the Warrants, and the Shares of Common Stock for which such Warrants may be exercised (the "Warrant Shares") will be acquired for the undersigned's own account, for investment only and not with a view toward resale or distribution in a manner which would require registration under the Securities Act;

         f. The undersigned has been made aware by the Company that investment in the Units involves a high degree of risk and the possible loss of the total amount invested;

         g. The undersigned acknowledges that neither the Company nor any representative of the Company has made any representations or warranties in respect of the Company's business or profitability;

         h. The undersigned, if a corporation, partnership, trust or other form of business entity is authorized and otherwise duly qualified to purchase and hold the subscribed for Units. Such entity has its principal place of business as set forth on the signature page hereof and if such entity has been formed for the specific purpose of acquiring the Units subscribed to hereunder, it hereby agrees to supply any additional written information that may be required by the Company;

         i. All of the information that the undersigned has furnished in this Subscription Agreement, including Section 5 or Section 6 (if a "Non-U.S. Person") hereof, and if an officer or director of the Company, has furnished to the Company for inclusion in reports of the Company filed with the Securities and Exchange Commission ("SEC") pursuant to Section 13(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), including without limitation, the Company's Annual Report on

                  Form 10-K for the fiscal year ended December 31, 2002, is correct and complete as of the date of this Subscription Agreement. In the event that there is a material change in such information prior to the time that the Company sells Units to the Subscriber, the undersigned agrees to immediately furnish revised or corrected information to the Company.

         j. The Subscriber understands that the Company has no obligation to register the Securities, except as expressly hereinafter set forth, and the Company may not be able to effect such registration;

         k. The Subscriber acknowledges that he has had the opportunity to ask questions of, and receive answers from, the Company concerning the business and financial condition of the Company; and the opportunity to review the Company's Annual Report on Form 10-K for fiscal year ended December 31, 2002, together with all other reports filed by the Company pursuant to Section 13 of the Exchange Act subsequent to the filing of such Form 10-K through the date of the execution and delivery of this agreement;

         l. No warranties or representations have been made to the Subscriber by any officer, director, employee or agent of the Company, except as expressly set forth herein;

         m. The Subscriber has evaluated the risks of purchasing the Units; determined that the purchase of the Units is a suitable investment; has adequate financial resources for an investment of such character; the Subscriber alone or with his representative, has such knowledge and experience in financial and business matters that the Subscriber is capable of evaluating the merits and risks of the purchase of the Units;

         n. The warranties and representations made herein by the Subscriber are accurate, true and correct, and may be relied upon by the Company in connection with the issuance of the Units hereunder to the Subscriber; and

         o. The undersigned, if a corporation, partnership, trust or other form of business entity, is authorized and otherwise duly qualified to purchase and hold the subscribed for Units. Such entity has its principal place of business as set forth on the signature page hereof and if such entity has been formed for the specific purpose of acquiring the Units subscribed to hereunder, it hereby agrees to supply any additional written information that may be required by the Company.

5. "Accredited Investor" Status. In accordance with paragraph i of Section 4 of this Subscription Agreement, the undersigned has placed an (X) in each of the applicable spaces provided below:

________________  (a)      The undersigned is an Institutional Investor (within
the list provided under Section 2(15)(i) of the Securities Act; e.g., a bank, registered investment company, insurance company, business development company or an employee benefit plan).

________________  (b)      The undersigned is a natural person whose individual
net worth, or joint net worth with spouse, exceeds $1,000,000.

________________  (c)      The undersigned is a natural person who had an
individual income (less related expenses) in excess of $200,000 in each of the last two years (2001 and 2002) or joint income with spouse in excess of $300,000 in each of those years and reasonably expects a net income in excess of $200,000 or $300,000, as the case may be, in the current year.

________________  (d)      The undersigned is a director or executive officer of
the Company.

________________  (e)      The undersigned is an entity owned entirely by any of
the persons described in subparagraphs (a) through (d) above.

________________  (f)      None of the above.

6. Non-U.S. Person Subscribers. In accordance with paragraph i of Section 4 of this Subscription Agreement, the undersigned, if a "non-U.S. person", has placed an (X) at the end of this sentence and hereby represents and warrants as provided below _____________:

         a. The Subscriber represents and warrants that it is not a "U.S. person" (as defined in Schedule A attached hereto).

         b. The Subscriber acknowledges that the offer and sale of the Securities consisting of the Units, and including the Shares, Warrant and the Warrant Shares comprised in the Units, is not taking place within the United States. The offer and sale of the Units is taking place in an "offshore transaction" within the meaning of Regulation S, under the Securities Act. For purposes of this Subscription Agreement, "United States" means the United States of America, its territories and possessions and any state of the United States and District of Columbia.

         c. The Subscriber acknowledges that the none of the Securities have been registered under the Act and cannot be offered or sold or otherwise transferred in the United States or to, or for the account or benefit of "U.S. Persons" (as defined on Schedule A attached hereto) for a period of ---------- not less than 40 days after the Closing Date (the "Restricted Period") unless the Securities are registered under the Securities Act or an exemption under the Securities Act is available, and that any proposed transferee of Subscriber during the Restricted Period will be required to execute and deliver to the Company an instrument in form and substance satisfactory to the Company agreeing to be bound by the foregoing restrictions and to sell, transfer or otherwise dispose of the any of the Securities only in accordance with Regulation S, a registration statement under the Securities Act covering the specific Security or otherwise in accordance with an exemption from the registration requirements under the Securities Act. Furthermore, if the Subscriber is acting on behalf of an undisclosed principal, the Subscriber understands that by purchasing Units the Subscriber represents and warrants and agrees that the Securities cannot and will not be offered, sold, resold or delivered in whole or part without compliance with all applicable laws and regulations in force in any jurisdiction to which such offer, sale, resale or delivery of the Securities is subject, and that the Subscriber will deliver to any person on behalf of which it is acting as agent written notice to the foregoing effect.

         d. The Subscriber has no present intent to offer, transfer or sell any of the Securities in the United States or to any "U.S. person" (as defined in Schedule A attached hereto) or in a transaction other than an "offshore transaction" (as defined in Schedule B attached hereto) after the expiration of the Restricted Period.

         e. The Subscriber is not a resident of any country or jurisdiction where the offer or sale of the Securities prohibited or requires registration or qualification. The Subscriber acknowledges and agrees that it must comply with all applicable laws and regulations in force in any jurisdiction in which it purchases, offers or sells the Securities or possesses or distributes this Subscription Agreement or any of the related Offering materials and must obtain any consent, approval or permission required by it for the purchase, offer or sale by it of the Securities under the laws and regulations in force in any jurisdiction to which it is subject or in which it makes such purchases, offers or sales, and the Company shall not have any responsibility therefor. The Subscriber further acknowledges and agrees that it will comply with all U.S. federal and state or "blue sky" laws applicable to any resale of any of the Securities, as applicable, after the Restricted Period.

7. No Advertising or Representations. The Subscriber hereby represents and warrants that the Subscriber is not acquiring the Units as a result of any advertisement, article, notice or other communication published in any newspaper, magazine or similar media, any seminar or any solicitation by a person not previously known to the Subscriber. The Subscriber acknowledges and agrees that no representations or warranties have been made to the Subscriber by the Company, or any agent, Director, officer, employee or affiliate of the Company, regarding the Company's capital stock or the Company's future financial performance, and in subscribing for the Units, the Subscriber is not relying upon any representation or warranty, verbal or written. Although the Subscriber may have had access to projections and predictive, and forward looking information prepared by the Company for its internal use and Subscriber may have received copies of that information, Subscriber acknowledges and agrees that Subscriber cannot rely upon any such projections, or predictive or forward looking information in making a decision to purchase Units, and the Company expressly disclaims responsibility for the accuracy or completeness of all such information.

8. No Commission or Brokerage Fee. The Subscriber represents that the Subscriber has no knowledge of any commission, brokerage fee or other remuneration being paid or to be paid directly or indirectly related to the sale or solicitation of the sale of the Units.

9. Reliance on Representations. The Subscriber understands the Company and its officers and directors will be relying on the accuracy and completeness of all representations and agreements of the Subscriber set forth in this Subscription Agreement, and the Subscriber represents and warrants to the Company and its officers and directors that the information, representations, warranties, acknowledgments and all other matters with respect to the Subscriber set forth herein are complete, true and correct and may be relied upon by the Company and its officers and directors in determining whether the offer and sale of the Common Stock to the Subscriber is exempt from registration under the Securities Laws. The Subscriber agrees to notify the Company immediately of any change in any representations and agreements of the Subscriber made herein that occurs prior to the closing of the purchase of the Units.

10. Consultation with Independent Counsel and Tax Advisor. Subscriber has been advised that Subscriber should consult with his or her own legal and tax advisors prior to executing this Subscription Agreement and consummating the transactions contemplated hereby. Subscriber understands that the law firm of

Ruden McClosky Smith Schuster & Russell, P.A. represents only the Company in connection with the transactions contemplated by this Subscription Agreement, does not represent the Subscriber, and makes no representation regarding the Company or this investment.

11.      Registration of Securities.

         a. The Company shall, for the benefit of holders of "Registrable Securities" (as defined below), at the Company's cost, (A) prepare and, as soon as practicable but not later than 90 days following the date of closing of the Offering (the "Closing Date"), file with the SEC a registration statement on an appropriate form under the Act with respect to the registration of the Shares, the Warrants and the Warrant Shares, and (B) use its reasonable efforts to cause the registration statement to be declared effective under the Securities Act within 180 days of the Closing Date.

         b. For purposes of this Section 11, "Registrable Securities" means (x) all Shares, Warrants or Warrant Shares acquired by a Subscriber [or such Subscriber's "Permitted Transferee" (as defined below)] in connection with the Offering contemplated by this Subscription Agreement and (y) all (i) outstanding shares of common stock of the Company, and (ii) shares issuable upon (1) exercise of options to purchase shares of common stock, (2) exercise of warrants to purchase shares of Common Stock and (3) conversion of debt obligations of the Company, in each case, in each case, as set forth on Schedule 1 to this Subscription Agreement. For purposes of this Section 11, a "Permitted Transferee" is a spouse, sibling, parent or child of a Subscriber, or any entity in which the Subscriber has the right to vote and dispose of the Registrable Securities owned by such entity.

         c. The Company agrees (x) to prepare and file with the SEC such amendments and supplements to such registration statement and the prospectus used in connection therewith as may be necessary to keep such registration statement effective for a period of not less than five years from the Closing Date (or such lesser time as necessary to permit each seller of Registrable Stock to complete the distribution described in such registration statement); and (y) to comply with the provisions of the Securities Act with respect to the disposition of all securities covered by such registration statement during such period in accordance with the intended methods of distribution by the sellers thereof set forth in such registration statement. In connection therewith, the Company will as expeditiously as possible:

                  (i) furnish to each seller of Registrable Stock such number of copies of such registration statement, each amendment and supplement thereto, the prospectus included in such registration statement (including each preliminary prospectus) and such other documents as such seller may reasonably request in order to facilitate the disposition of the Registrable Stock owned by such seller;

                  (ii) use its reasonable best efforts to register or qualify such Registrable Stock under the securities or blue sky laws of such jurisdictions as any seller reasonably requests and do any and all other acts and things which may be reasonably necessary or advisable to enable such seller to consummate the disposition in such jurisdictions of the Registrable Stock owned by such seller, provided that the Company will not be required (A) to qualify generally to do business in any jurisdiction where it would not otherwise be required to qualify but for this subparagraph, (B) to subject itself to taxation in any such jurisdiction or (C) to consent to general service of process in any such jurisdiction;

                  (iii) notify each seller of such Registrable Stock, at any time when a prospectus relating thereto is required to be delivered under the Securities Act, of the happening of any event as a result of which the prospectus included in such registration statement contains an untrue statement of a material fact or omits any fact necessary to make the statements therein not misleading, and, at the request of any such seller, the Company will prepare a supplement or amendment to such prospectus so that, as thereafter delivered to the purchasers of such Registrable Stock, such prospectus will not contain an untrue statement of a material fact or omit to state any fact necessary to make the statements therein not misleading;

                  (iv) cause all such Registrable Stock to be listed on each securities exchange on which similar securities issued by the Company are then listed and to be qualified for trading on each system on which similar securities issued by the Company are from time to time qualified;

                  (v) provide a transfer agent and registrar for all such Registrable Stock not later than the effective date of such registration statement and thereafter maintain such a transfer agent and registrar;

                  (vi) use its reasonable best efforts promptly to obtain the withdrawal of any stop order that is issued suspending the effectiveness of such registration statement, or of any order suspending or preventing the use of any related prospectus or suspending the qualification of any Registrable Stock included in such registration statement for sale in any jurisdiction; and

                  (vii) indemnify holders of the Registrable Stock against any liability based on material misstatements or omissions in the registration statement, other than with respect to information provided for inclusion in the registration statement by holders of the Registrable Stock.

         d. As a condition to inclusion of the Registrable Stock in the registration statement, the holders of the Registrable Stock agree to (x) provide the Company with such information as the Company may reasonably request for inclusion in the registration statement and (y) indemnify the Company, its officers, directors and shareholders against any liability based on material misstatements or omission in the information provided by the holders of Registrable Stock for inclusion in the registration statement.

12. Limitation on Transfer of Shares. THERE ARE SUBSTANTIAL RESTRICTIONS ON THE TRANSFERABILITY OF THE SHARES, THE WARRANTS AND THE WARRANT SHARES, AND THE SUBSCRIBER MAY BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THE INVESTMENT FOR AN INDEFINITE PERIOD OF TIME. The undersigned acknowledges that the Shares, the

Warrants and the Warrant Shares may not be sold unless such sale is registered or exempt from registration under the Securities Act. The undersigned further agree to be responsible for compliance with all conditions on transfer imposed by any applicable state Blue Sky or securities law. Each certificate representing Shares shall bear a legend in the form of Annex A hereto stating that such shares are subject to restrictions on transfer pursuant to applicable federal and state securities law.

13. Call Option and Transfer Restrictions. The Warrants shall be subject to a right to repurchase by the Company at any time after the price of a share of Common Stock equals or exceeds the "Call Price" (as such term is defined in the Warrant, a copy of which is attached as Exhibit B hereto and made a part hereof).

14. Indemnification. The undersigned understands the meaning and legal consequences of the representations and warranties in this Subscription Agreement, and hereby agrees to indemnify and hold harmless the Company, its officers, directors, attorneys and agents, from and against any and all loss, damage or liability due to or arising out of a breach of any such representations or warranties.

15.      Miscellaneous.

         a. This Agreement and the Warrant constitutes the entire agreement and understanding of the parties hereto with respect to the subject matter hereof and no amendment, modification of waiver of any provision herein shall be effective unless in writing, executed by the party charged therewith.

         b. This Agreement shall be construed, interpreted and enforced in accordance with and shall be governed by the laws of the State of Florida without regard to the principles of conflicts of laws.

         c. No party has incurred, nor will incur any liability for brokerage fees or commissions in connection with the transactions contemplated hereby, and all parties warrant that no third party was instrumental in consummating this transaction so as to earn any such fee.

         d. Any notice or other communication under the provisions of this Agreement shall be in writing, and shall be given by postage prepaid, registered or certified mail, return receipt requested, by hand delivery with an acknowledgement copy requested, or by the Express Mail service offered by the United States Post Office, directed to the addresses set forth herein, or to any new address of which any party hereto shall have informed the others by the giving of notice in the manner provided herein. Such notice or communications shall be effective, if sent by mail, three (3) days after it is mailed within the continental United States; if sent by Express Mail Service, one (1) day after it is mailed; or by hand delivery, upon receipt.





                         [THE REMAINDER OF THIS PAGE IS
                            INTENTIONALLY LEFT BLANK]

  IN WITNESS WHEREOF, the undersigned has executed this Subscription Agreement for the following number of Units:

Number of Units subscribed for:                               __________________

Total purchase price (number of shares x $0.50):              $_________________

__________________________________________________
(Signature of Subscriber)

__________________________________________________
(Please print name, if signing for
corporation or other entity, please
also print title of signature and name of entity)

__________________________________________________
(Social Security or Tax Identification
Number, if applicable)

Execution Date:_____________________, 2003

Mailing address of Subscriber (please print):

__________________________________________________

__________________________________________________

__________________________________________________
(City) (State) (Zip Code)

__________________________________________________
(Telephone Number)

(If less than the entire subscription is accepted)

Number of Units accepted:                                     __________________

Total purchase price (number of Units x $0.50)                $_________________

HYDRON TECHNOLOGIES, INC.



By: /s/ WILLIAM A. LAUBY
    ----------------------------------------------
    Name:  William A. Lauby
    Title: Chief Financial Officer

                                          SCHEDULE 1
                                    Registrable Securities


                                       Executive                 Number of    Number of Shares
                                       Officer or   Number of    Warrants/    under Warrants/
Name of Holder                          Director      Shares    Options (A)   /Options in (A)
--------------                         ----------   ---------   -----------   ---------------

Life International Products Inc.           No         325,000             0                 0

Richard Banakus                           Yes       1,250,000     1,250,000         1,250,000

Ronald J. Saul and Antonette G. Saul      Yes         125,000       125,000           125,000

Andrew A. Darmstadter                      No         250,000       250,000           250,000

Regis Synan                                No         125,000       125,000           125,000

Ronald J. Saul                            Yes               0       125,000           125,000

Richard Banakus                           Yes               0       125,000           125,000

                                                    ---------     ---------         ---------
                                                    2,075,000     2,000,000         2,000,000

                                     ANNEX A

                            RESTRICTIVE STOCK LEGEND


         The number of units (each a "Unit" and collectively, the "Units") set forth on the signature page of this Subscription Agreement comprised of (i) one
(1) share (each a "Share" and collectively, the "Shares") of the Common Stock, $0.01 par value per share ("Common Stock"), of Hydron Technologies, Inc., a New York corporation (the "Company"), and (ii) a Warrant to purchase one (1) share of Common Stock (each and "Warrant" and, collectively, the "Warrants") at any time or from time to time exercisable in whole or in part for a [five (5)] year period ending on the [fifth] anniversary of the date of this letter agreement at an exercise price of $1.00 per share, are subject to certain restrictions on transfer under federal and applicable state securities law. Certificates evidencing Shares, Warrants and shares of Common Stock to be issued upon exercise of the Warrants shall each bear one (if a U.S. subscriber) or both of the following restrictive legends with respect to such restrictions:

         "THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR APPLICABLE STATE SECURITIES LAWS. THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED OR HYPOTHECATED IN THE ABSENCE OF A REGISTRATION IN EFFECT WITH RESPECT TO THE SECURITIES UNDER THE SECURITIES ACT AND REGISTRATION OR QUALIFICATION UNDER APPLICABLE STATE SECURITIES LAWS OR, IF REASONABLY REQUESTED BY THE COMPANY, AN OPINION OF COUNSEL SATISFACTORY TO THE COMPANY THAT SUCH REGISTRATION OR QUALIFICATION IS NOT REQUIRED."

NON-U.S. SUBSCRIBER:
--------------------

         THESE SECURITIES ARE BEING OFFERED IN ACCORDANCE WITH REGULATION S UNDER THE SECURITIES ACT AND MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES OR TO U.S. PERSONS (AS DEFINED IN REGULATION S) UNLESS THE SECURITIES ARE REGISTERED UNDER THE SECURITIES ACT OR AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT IS AVAILABLE. THESE SECURITIES ARE SUBJECT RESTRICTIONS ON TRANSFER AND RESALE AND MY NOT BE OFFERED, TRANSFERRED OR RESOLD UNLESS THE SECURITIES ARE REGISTERED UNDER THE SECURITIES ACT, OR AN EXEMPTION FROM THE REGISTRATION REQUIRMENTS OF THE SECURITIES ACT IS AVAILABLE.

                                   SCHEDULE A


The term "U.S. Person" means:

1.       Any natural person resident in the United States;

2. Any partnership or corporation organized or incorporated under the laws of the United States;

3.       Any estate of which any executor or administrator is a U.S. person;

4.       Any trust of which any trustee is a U.S. person;

5.       Any agency or branch of a foreign entity located in the United States;

6. Any non-discretionary account or similar account (other than estate or trust) held by a dealer or other fiduciary for the benefit or account of a U.S. person;

7. Any discretionary account or similar account (other than an estate or trust) held by a dealer or other fiduciary for the benefit or account of a U.S. person;

8. Any partnership or corporation if: (A) organized or incorporated under the laws of any foreign jurisdiction; and (B) formed by a U.S. person principally for the purpose of investment in securities not registered under the Securities Act, unless it is organized or incorporated, and owned, by accredited investors (as defined in Rule 501(a) under the Securities Act) who are not natural persons, estates or trusts.

9. Notwithstanding paragraphs 1-8 above, any discretionary account or similar account (other than an estate or trust) held for the benefit or account of a non-U.S. person by a dealer or other professional fiduciary organized, incorporated, or (if an individual) resident in the United States shall not be deemed a "U.S. person."

10. Notwithstanding paragraphs 1-8 above, any estate of which any professional fiduciary acting as executor or administrator is a U.S. person shall not be deemed a U.S. person if:

         (i) an executor or administrator of the estate who is not a U.S. person has sole or shared investment discretion with respect to the assets of the estate; and

         (ii)     the estate is governed by foreign law.

11. Notwithstanding paragraphs 1-8 above, any trust of which any professional fiduciary acting as trustee is a U.S. person shall not be deemed a U.S. person if a trustee who is not a U.S. person has sole or shared investment discretion with respect to the trust assets, and no beneficiary of the trust (and no settler if the trust is revocable) is a U.S. person.

12. Notwithstanding paragraphs 1-8 above, any employee benefit plan established and administered in accordance with the law of a country other than the United States and customary practices and documentation of such country shall not be deemed a U.S. person.

13. Notwithstanding paragraphs 1-8 above, any agency or branch of a U.S. person located outside the United States shall not be deemed a "U.S. person" if:

         (i)      the agency or branch operates for valid business reasons; and

         (ii) the agency or branch is engaged in the business of insurance or banking and is subject to subject to substantive insurance or banking regulation, respectively, in the jurisdiction where located.

14. The International Monetary Fund, the International Bank for Reconstruction and Development, the Inter-American Development Bank, the Asian Development Bank, the African Development Bank, the United States, and their agencies, affiliates and pension plans, and any other similar international organizations; their agencies, affiliates and pension plans shall not be deemed "U.S. person."

15. For the purposes of this Schedule A, the term "United States" means the United States of America, its territories and possessions, any state of the United States and the District of Columbia.

                                   SCHEDULE B


1.       An offer or sale of securities is made in an "offshore transaction" if:

         (i)      the offer is not made to a person in the United States; and

         (ii)     either:

                  (a) at the time the buy order is originated the buyer is outside the United States, or the seller and any person acting on its behalf reasonably believes that the buyer is outside the United States; or

                  (b) the transaction is executed in, on or through the facilities of a designated offshore securities market described in paragraph 4 below, and neither the seller nor any person acting on its behalf knows that the transaction has been pre-arranged with a buyer in the United States.

2. Notwithstanding paragraph 1 above, offers and sales of securities specifically targeted at identifiable groups of U.S. citizens abroad, such as members of the U.S. armed forces serving overseas, shall not be deemed to be made in "offshore transactions."

3. Notwithstanding paragraph 1 above, offers and sales of securities to persons excluded from the definition of "U.S. person" pursuant to paragraph 14 of Schedule A or person holding accounts excluded from the definition of "U.S. person" pursuant to paragraph 9 of Schedule A, solely in their capacities as holders of such accounts, shall be deemed to be made in "offshore transactions."

4.       The term "designated offshore securities market" means:

         (i) the Eurobond market, as regulated by the Association of International Bond Dealers; the Amsterdam Stock Exchange; the Australian Stock Exchange Limited; the Bourse de Bruxelles; the Frankfurt Stock Exchange; The Stock Exchange of Hong Kong Limited; The International Stock Exchange of the United Kingdom and the Republic of Ireland, Ltd.,; the Johannesburg Stock Exchange; the Bourse de Luxembourg; the Borsa Valori di Milan; the Montreal Stock Exchange; the Bourse de Paris; the Stockholm Stock Exchange; the Tokyo Stock Exchange; the Toronto Stock Exchange; the Vancouver Stock Exchange; and the Zurich Stock Exchange; and

         (ii) any foreign securities exchange or non-exchange market designated by the Securities and Exchange Commission. Attributes to be considered in determining whether to designate such a foreign securities market, among others, include:

                  (a)      organization under foreign law;

                  (b) association with a generally recognized community of brokers, dealers, banks or other professional intermediaries with an established operating history;

                  (c)      oversight by a governmental or self-regulatory body;

                  (d)      oversight standards set by an existing body of law;

                  (e) reporting of securities transactions on a regular basis to a governmental or self-regulatory body;

                  (f) a system for exchange of price quotations through common communications media; and

                  (g)      an organized clearance and settlement system.